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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2009

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the registration of medium-term notes with principal amount of RMB 30 billion.

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                                   (GRAPHIC)

                              (Chinese Characters)

                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                         China with limited liability)

                                (STOCK CODE: 857)

                                  ANNOUNCEMENT

                        REGISTRATION OF MEDIUM-TERM NOTES

The Company and all Board members warrant the truthfulness, accuracy and completeness of this announcement and warrant that there are no misrepresentation or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the resolution passed at the 2008 Extraordinary General Meeting of PetroChina Company Limited (the "COMPANY") convened on 31 July 2008, the Company's medium-term notes issue with principal amount of not more than RMB30 billion (the "ISSUE") has been registered by the National Association of Financial Market Institutional Investors. The Company will proceed with work relating to the issuance soon.

The registered principal amount of the medium-term notes under the Issue is RMB30 billion which will be issued in tranches. Relevant legal documentation in relation to the Issue, including the offering circular and issuance announcement, will soon be published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond (http://www.chinabond.com.cn) respectively. The Company will make further announcements in respect of the Issue at appropriate time.

                                                         By order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board

6 January 2009

As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.


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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PetroChina Company Limited


Dated: January 6, 2009                  By: /s/ Li Huaiqi
                                            ------------------------------------
                                        Name: Li Huaiqi
                                        Title: Company Secretary